December 23, 2014

Via EDGAR

United States Securities and Exchange Commission
Washington, DC  20549

ETFS White Metals Basket Trust

File No.: 1-34916

Form 10-K for Fiscal Year ended December 31, 2013

Filed February 28, 2013

Dear Ladies & Gentlemen:

On behalf of the ETFS White Metals Basket Trust (the “Trust”) sponsored by ETF Securities USA LLC (the “Sponsor”), we submit the response below with respect to the staff of the Securities and Exchange Commission (the “Commission”) comment letter dated December 22, 2014 by Mr Kevin Woody.

1. Please tell us how you complied with Item 308 of Regulation S-K, or tell us how you determined it was not necessary to include a report of management’s assessment regarding internal control over financing reporting. To the extent that you determine it is appropriate to amend your filing to include such a report, please reconsider your conclusion regarding the effectiveness of your disclosure controls and procedures.

The Sponsor is undertaking an assessment of the Commission comment letter to be able to provide a response.  Due to the festive period, the Sponsor would like to inform the Commission that it does not expect to provide such response within ten business days, but will do so within fifteen business days.

On behalf of the Trust, we submit the following acknowledgements and representations:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments on questions about the foregoing, please do not hesitate to contact me at (011) 44-1534-825-507.

Very truly yours,

/s/  Joseph Roxburgh
Joseph Roxburgh
Chief Financial Officer and Treasurer

cc:Lori Bianchine, Partner, Deloitte LLP

Kathleen Moriarty, Partner, Katten Muchin Rosenman LLP

Peter Shea, Partner, Katten Muchin Rosenman LLP

Jennifer Monick, Senior Staff Accountant

Kevin Woody, Accounting Branch Chief